SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 23)*



                            ELI LILLY AND COMPANY
                             (Name of Issuer)


                        COMMON STOCK, WITHOUT PAR VALUE
                      (Title of Class of Securities)


                               532457-10-8
                              (CUSIP Number)


                            DECEMBER 31, 2002
          (Date of Event Which Requires Filing of this Statement)





     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]Rule 13d-1(b)
     [   ]Rule 13d-1(c)
     [ X ]Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   532457-10-8

1.   Names of Reporting Persons.
     Lilly Endowment, Inc.
     I.R.S. Identification Nos. of above persons (entities only).
     Federal I.D. No. 35-0868122

2.   Check the Appropriate Box if a Member of a Group

     Inapplicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power

     158,200,804

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     158,200,804

8.   Shared Dispositive Power

     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     158,200,804

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

     Inapplicable.

11.  Percent of Class Represented by Amount in Row (9)

     14.1%


12.  Type of Reporting Person

     CO

ITEM 1

     (a)  NAME OF ISSUER.

          Eli Lilly and Company.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          Lilly Corporate Center, Indianapolis, Indiana 46285.

ITEM 2

     (a)  NAME OF PERSON FILING.

               This statement is filed by Lilly Endowment, Inc., a not-for-profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc., is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

               The address of the principal business office of Lilly Endowment, Inc., is 2801 North Meridian Street, Indianapolis, Indiana 46208.

     (c)  CITIZENSHIP.

          Indiana.

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, without par value.

     (e)  CUSIP NUMBER.

          532457-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [   ] Broker or dealer registered under Section 15 of the
                    Act;

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                    Act;

          (d) [   ] Investment Company registered under Section 8 of the
                    Investment Company Act of 1940;

          (e) [   ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

          (f) [   ] An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [   ] A parent holding company or control person in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [   ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

          (i) [   ] A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [   ] Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(J).

          Inapplicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The following information is provided as of December 31, 2002.

     (a)  AMOUNT BENEFICIALLY OWNED:

               158,200,804. None of such shares are deemed to be beneficially owned by reason of the possession of Lilly
          Endowment, Inc., of a right to acquire such shares.

     (b)  PERCENT OF CLASS:

          14.1%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or direct the vote:

               158,200,804

          (ii) Shared power to vote or to direct the vote:

               0

          (iii)Sole power to dispose or to direct the disposition of:

               158,200,804

          (iv) Shared power to dispose or to direct the disposition of:

               0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Inapplicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable.

ITEM 10.  CERTIFICATION.

          Inapplicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2003
                              Signature  /s/ David D. Biber
                                         David D. Biber
                                         Secretary and Treasurer
                                         LILLY ENDOWMENT, INC.